Exhibit 99.1

Akumin to Commence Trading on NASDAQ

September 2, 2020 – Plantation, FL – Akumin Inc. (TSX: AKU) (“Akumin” or the “Corporation”) announced today that its common shares have been approved for listing and trading in U.S. dollar currency on the NASDAQ Capital Market (“NASDAQ”). Trading on the NASDAQ will commence at the start of trading on September 3, 2020 under the symbol “AKU”. In connection therewith, the Corporation intends to voluntary delist its “AKU.U” U.S. dollar listing on the Toronto Stock Exchange (the “TSX”). It is expected the delisting will be effective after markets close on September 8, 2020.

Akumin’s common shares will continue to be traded on the TSX in Canadian dollar currency under the symbol “AKU”. Akumin will also continue to report its financial statements in U.S. dollars.

With respect to the NASDAQ listing, Riadh Zine, President and CEO of Akumin, said, “Our NASDAQ listing is a significant milestone in the history of our company. It marks the beginning of the execution of our U.S. capital markets strategy, which we expect will have many benefits including broadening our investor base.”

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 31, 2020, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com